SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                                  MAGICINC.COM
                 (Name of Small Business Issuer in Its Charter)



           DELAWARE                                              65-0494581
(State or Other Jurisdiction of                               (I.R.S. Employer
Incorporation or Organization)                               Identification No.)



           1509 Southeast Second Court, Fort Lauderdale, Florida 33301
               (Address of Principal Executive Offices)        (Zip Code)


                                 (954) 764-0579
                (Issuer's Telephone Number, Including Area Code)

    Securities to be registered under Section 12(b) of the Exchange Act: None

       Securities to be registered under Section 12(g) of theExchange Act:

                    Title of Each Class to be so registered:

                        Common Stock ($0.0001 Par Value)

       Name of Each Exchange on Which Each Class is to be Registered: N/A


This form is being filed with the Securities & Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to reestablish the Company's quotation on the OTC Bulletin Board in compliance with the National Association of Securities Dealers, Inc. Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board to securities of companies that report their current financial information to the SEC, banking, or insurance regulators.

                                TABLE OF CONTENTS

                                                                        Page No.
                                     PART I

Item 1.  Description of Business...............................................1

Item 2.  Management's Discussion and Analysis or Plan of Operation.............4

Item 3.  Description of Property...............................................8

Item 4.  Security Ownership of Certain Beneficial Owners and Management........9

Item 5.  Directors, Executive Officers, Promoters and Control Persons..........9

Item 6.  Executive Compensation...............................................11

Item 7.  Certain Relationships and Related Transactions.......................12

Item 8.  Description of Securities............................................12


                            PART II

Item 1.  Market for Common Equity and Related Stockholder Matters.............13

Item 2.  Legal Proceedings....................................................14

Item 3.  Changes in and Disagreements with Accountants........................14

Item 4.  Recent Sales of Unregistered Securities..............................14

Item 5.  Indemnification of Directors and Officers............................18


                                    PART F/S

Financial Statements..........................................................19


                                    PART III

Item 1.   Index to Exhibits...................................................00

Signatures....................................................................00

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

A.       Corporate Organization

As used herein, the term "Company" refers to Magicinc.com, a Delaware corporation, and its predecessors, unless the context indicates otherwise. The Company was originally incorporated in 1961 in Delaware as Magic Fingers, Inc. The Company originally designed, manufactured and distributed a patented vibrating massage device for installation in hotel and motel beds. In 1979, the Company began attempts to diversify its operations and sought opportunities in other industries.

In April 1994, Company entered into an agreement and plan of reorganization to acquire in a reverse merger a 100% interest in Flash Entertainment, Inc.
("Flash"), a Florida film production and distribution corporation, which included a wholly owned subsidiary, No Bull Distribution, Inc., a Florida film distribution company, and the rights to three feature length films, "No More Dirty Deals," "Shakma," and "Shoot" for 20,000,000 shares of common stock (pre reverse split). Pursuant to the reorganization, Flash acquired approximately 79% of the Company's outstanding stock and assumed management of Company. Current management obtained controlling ownership of the Company, pursuant to the reorganization, in April of 1994.

In May 1995, certain Company insiders attempted an unsuccessful hostile takeover. Legal action was initiated by Gordon Scott Venters, President and CEO of the Company, and a trustee was assigned to the Company who appointed a new board of directors and was then released on August 2, 1995. As a result, the Company became dormant and conducted minimal business operations until December 9, 1996, when a new Board was elected. The Company then began developing and implementing a plan of operations designed to restructure and eliminate the substantial debt of the Company. The last of the Company's "old debt" was settled on December 5, 1999, leaving the Company free to pursue its present plan of operations. The Company adopted its present name in April of 1999.

On December 9, 1996, the Company reorganized its Board of Directors. The reorganization was carried out to bring about a change in the Company's focus. Prior management had allowed the Company to become dormant and minimal business had been conducted. The Company had substantial debt and no significant operations.

In an effort to revitalize the Company, new management undertook an aggressive program to rid the Company of its debt. The debt consisted of a judgment entered against the Company in favor of Adolph Malinek Ges. M.B.H., an Austrian Corporation, in the 15th Circuit Court, Palm Beach, Florida, Case No. CL94-6263AJ in the amount of $247,205.35; a promissory note payable to HDT Properties, Inc. in the sum of $100,000; and a promissory note payable to Dr. H.K. Terry in the amount of $200,000.

On February 15, 1996, the Company entered into a secured promissory note (the "Note") in the principal amount of $200,000 plus 18% interest per year, a Loan Agreement, a Security Agreement, and a Stock Pledge Agreement. This was done in connection with a Note that was due on February 15, 1996 to Dr. H.K. Terry, a principal stockholder of the Company. Dr. Terry also received 6,250 shares of the Company as additional consideration with 1,875 of such shares having registration rights. The note was secured by all of the assets of the Company and was personally guaranteed by Gordon Scott Venters, the Company's President, CEO and a Director, with an aggregate of 45,976 shares of Common Stock of the Company owned by Messrs. G.S. Venters and R.B. Venters. The Note and Loan Agreement was subsequently modified to extend the maturity date of the note to June 15, 1998 and in consideration for the modification, the Company pledged an additional 10,274 Shares to Dr. Terry. As of December 5, 1999, Dr. Terry was a shareholder of record of 254,650 shares of Magicinc. Common shares.

On December 9, 1996, the Company issued a note in the principal amount of $20,000 plus 10% interest to Dr. Terry. The Note matured June 15, 1998. The Note was personally guaranteed by Gordon Scott Venters and secured by a pledge of 6,250 shares of Common Stock by the Company to secure its obligations under the Note. (See "Recent Sales of Unregistered Securities").

On November 19, 1999, the Company obtained a release of the February 15, 1996 secured promissory note and the amendment to said promissory note and loan agreement in exchange for the issuance of 75,000 shares of the Company's common stock, issued to Dr. Terry at par value ($.0001). (See "Recent Sales of Unregistered Securities").

On January 5, 1998, the Company entered into an agreement with Adolf Malinek Gesellschaft M.B.H. Wien, Austria in regards to a judgment settlement agreement. The terms of this agreement called for the issuance of 100,000 shares of the Company's Common Stock and a cash payment of $50,000. On November 22, 1999, the Company delivered the $50,000 cash component and proper legal opinion concluding the terms of the settlement agreement. A Satisfaction of Judgment, Case # CL94-6263AJ for the sum of $247,205.35, was received by the company on December 7, 1999. (See "Recent Sales of Unregistered Securities").

On August 23, 1999, the Company entered into a settlement agreement with HDT Properties, Inc. et. Al., for the release of the Secured Convertible Promissory Note, the UCC-1 filing and the return of all business related elements to the Company in exchange for the issuance of 100,000 shares of the Company's common stock, and a cash payment to HDT Properties in the amount of $50,000. The Company has issued the shares and paid HDT Properties, Inc. the $50,000 and secured a termination statement and release agreement from HDT Properties with respect to the UCC-1 filing and the Secured Convertible Promissory Note. The UCC-3 release has been filed. (See "Recent Sales of Unregistered Securities").

On February 9, 1999, the Company entered into an agreement with Castle Hill Productions ("Castle Hill") wherein the Company granted to Castle Hill the exclusive world wide rights to three feature films owned by the Company. The films were "Shakma," "Shoot," and "No More Dirty Deals." Castle Hill paid to the Company a total of $48,750 for distribution rights to these three films in perpetuity. The sale of the distribution rights to these three films ended the Company's involvement in the movie business. The Company is no longer actively involved in the movie business.

Business of the Company

General

The Company is a developmental stage Internet entertainment company with plans to engage in distribution, promotion and production of varied forms of entertainment via the Internet.

The Company's current major focus is the development of its Internet entertainment business. The Company owns two "registered domain names" on the Internet. These are (i)Magicinternetwork.com. , Which the Company proposes to use as its own Internet Service Provider (ISP) for its CyBars network, and (ii) Cybars.com within which the Company intends to create an Internet link of entertainment venues to Magicinternetwork.com for Internet broadcast and ownership content by the Company.

The Company intends to focus its efforts on creating an independent Internet entertainment network, magicinternetwork.com. (A registered domain name). Contained within this network will be a diverse array of select entertainment nightclub links using cybars.com (registered domain name) a live Internet nightclub membership syndication utilizing CyBarCam Internet cameras.

The Company websites, will contain graphically rich interactive "Cybar-Streets" and "CybarClub's" in a virtual entertainment network linking major cities throughout the country. These "Cybar-Streets" will contain numerous entertainment venues in the form of Internet "CybarClub's." At these sites, member patrons can literally go out "nightclubbing" from home computer terminals linked to live camera feeds to local clubs. Future developments will attempt to include Cybar Internet computer terminals in CybarClub's in major U.S. cities creating direct interaction between members and patrons.

The Company intends to sell memberships in its Cybar network for $9.95 per month with a three-month minimum membership required. The Company intends to market Cybar Internet computer terminals to Bars and Nightclubs for a charge of $149 per month after installation. Installation costs will be approximately $1,500.00. Once the Company's Cybar entertainment network is in operation, the Company also intends to sell advertising to be featured on the Cybar Network.

Description of Products and Services

The Company is an Internet entertainment holding company. The Company currently has no substantial operations or operating history. The Company is attempting to create an independent Internet entertainment network, magicinternetwork.com. Within this network the Company will attempt to create a diverse array of select entertainment nightclub links through cybars.com, a live Internet nightclub membership syndication utilizing CyBarCam Internet cameras.

The Company's plan is to create and maintain websites which will contain graphically rich interactive "Cybar-Streets" and "CybarClub's" in a virtual entertainment network linking major cities throughout the country. Under the Company's plan, these Cybar-Streets would contain numerous entertainment venues in the form of Internet "CybarClub's." Once these sites are developed and in operation, member patrons can literally go out "nightclubbing" from home computer terminals linked to live camera feeds to their local clubs. The Company will seek to develop CyBar Internet computer terminals in CyBarClub's in major U.S. cities, thus creating direct interaction between members and patrons.

In addition, the Company currently has an option to purchase an interest in Quantum Entertainment, Inc., a Florida Corporation, which owns certain production rights to a motion picture project entitled "Liberty City" and a subsequent music soundtrack album. Gordon Scott Venters, President and CEO of the Company and a Director of the Company owns a 50% interest in Quantum Entertainment, Inc.

Distribution Methods

The Company through its magicinternetwork.com division has recently installed its first CyBarCam in the Ft. Lauderdale-based blues club "The Poorhouse" and is currently negotiating agreements for additional installations in clubs in the downtown Ft. Lauderdale area. Robert P. Pignone, a Director of the Company is the owner of "The Poorhouse." The Company will continue its efforts to negotiate other links with other existing clubs nationwide for the planned future independent "Magicinternetwork"website.

The Company is presently negotiating to obtain facilities where it can locate its own Cybar which the Company plans to have serve as the home Cybar location and live Internet corporate broadcast facility for its planned Cybar Network. Each CyBar location will be linked to other CyBar locations via magicinternetwork.com. Members will be able to interact with patrons and other CyBar members while visiting the nightclub location of their choice from the comfort of home. Members and patrons at a CyBar location will also be able to interact with each other at other club locations or the same club via the club's Internet computer terminals.
                                        3

Chat rooms, games, contests, promotions, and if desired, a private one-on-one live video interaction via CyBarCam would all contribute to the unique club experience. In addition, CyBarCam plans to provide added security for both patrons and nightclub establishments.

Magicinternetwork.com intends to record, store and own all of the content transmitted via the Cybar network for future broadcasts and licensing, as well as providing for the Company's own network content and programming.

New Products

The Company is  attempting  to  establish  an Internet  network  utilizing  live
CybarCam Internet broadcasts via CybarCams which will be located in the Company's proposed CyBar franchise club locations. The Company will seek to generate income from its entertainment network by charging monthly membership fees to its cybars.com patrons. Patrons of the CyBar Network will be charged a monthly membership fee of $9.95 with a three-month minimum membership period.

The Company has entered into an agreement to purchase Quantum Entertainment, Inc. the owner of the majority rights to a motion picture project entitled "Liberty City" and any subsequent music soundtrack album. Gordon Scott Venters, President and CEO of the Company and a Director of the Company, owns a 50% interest in Quantum Entertainment, Inc. If the option is exercised, the Company's plan would be to integrate film and the Internet via its website. The Company has plans to create a unique "brand of entertainment" encompassing all areas of the independent entertainment industry.

Competition

The Internet industry is intensely competitive and there are many well-established competitors such as Launch.com and MP3. These and other competitors have substantially greater financial and other resources than the Company. These companies may be better established in the entertainment marketplace. Changes in consumer tastes, national, regional or local economic conditions and demographic trends often affect the entertainment business. The Company believes, however, that it is in a position to use its business plan to develop intellectual properties with a long term residual value. There can be no assurances, however, that the Company will be able to attain its business strategy or to be profitable.

The market for online entertainment and entertainment products is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software.

The Internet and production/distribution of online entertainment are highly competitive businesses. In the production phase, competition affects the Company's ability to obtain the services of preferred performers and other creative and/or technical personnel. The Company competes with a number of websites and Internet service providers who have substantially greater resources, larger and more experienced production and distribution staffs and established histories of successful production of Internet sites.

The Company also potentially faces competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating online person-to-person interaction. Some of these potential competitors are Amazon.com, AOL, and Microsoft Corporation. Other large companies with strong brand recognition and experience in online commerce also may seek to compete in the online entertainment delivery market.

Regulatory Overview

The Company is subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed toward online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. Changes to existing laws or the passage of new laws intended to address Internet issues could directly affect the way the Company does business or could create uncertainty in the marketplace. This could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could otherwise harm the Company's business. In addition, because the Company's services are accessible worldwide, and the Company facilitates sales of goods to users worldwide, foreign jurisdictions may claim that the Company is required to comply with their laws. In some jurisdictions, the Company may be required to collect value-added or other taxes on its fees. The Company's failure to comply with foreign laws could subject it to penalties ranging from fines to bans on its ability to offer its services.

Reports to Security Holders

The Company's annual report will contain audited financial statements. The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. The Company intends to, from this date forward, file all of its required information with the Securities and Exchange Commission ("SEC"). Prior to this form being filed there were not other forms filed. The Company plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to the Company with the SEC.

The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning the Company on the Internet at http://www.magicinc.com.

Employees

The Company currently has three full time employees in management and two part time employees. The Company typically enters into independent contractor agreements or work for hire agreements with individuals to provide professional services on an as needed basis.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
GENERAL

The Company is a developmental stage Internet entertainment company with plans to engage in distribution, promotion and production of varied forms of entertainment via the Internet. The Company's current major focus is the development of its Internet entertainment business. . The Company owns two "registered domain names" on the Internet. These are (i)Magicinternetwork.com. , Which the Company proposes to use as its own Internet Service Provider (ISP) for its CyBars network, and (ii) Cybars.com within which the Company intends to create an Internet link of entertainment venues to Magicinternetwork.com for Internet broadcast and ownership content by the Company.

RESULTS OF OPERATIONS

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and footnotes that appear elsewhere in this report. In 1999, the Company changed its year end from a calendar year to a fiscal year ending October 31. The analysis herein compares the calendar year ending December 31, 1998 with the fiscal year ending October 31, 1999.

Years ended December 31, 1998 and October 31, 1999.

     Sales. Net sales for the year ended October 31, 1999 increased to $46,240 from $7,220 for the year ended December 31, 1998, an increase of 640%. The increase in revenues was attributable, in part, to the licensing of distribution rights in perpetuity to three feature films which were owned by the Company for the sum of $48,750. This was a one time payment for distribution rights to the films. The Company has no further rights to use or market these films.

     Losses. Net losses before taxes and an extraordinary gain realized as a result of debt restructuring for the year ended October 31, 1999 decreased to $115,399 from $242,520 for the year ended December 31, 1998, a decrease of 53%. As a result of the debt restructuring efforts during fiscal 1999, the Company realized an extraordinary gain of $259,500. This gain on debt restructuring resulted in a net income to the Company of $144,101 for the fiscal year ending October 31, 1999. The substantial decrease in losses was primarily from the reduction of expenses due to arrangements and agreements signifying the final stages of the Company's restructuring and settlement agreements of the Company's major creditors.

     The Company hopes to break even or to operate at a slight profit during the next fiscal year as a result of the intended launching of its Magicinternetwork.com entertainment network. There can be no assurance that the Company will achieve or maintain profitability or that revenues will be generated or that growth can be sustained in the future.

     Expenses. Selling, general and administrative expenses for the fiscal year ended October 31, 1999, decreased to $161,639 from $238,237 for the year ended December 31, 1998, a decrease of 33%. The decrease in selling general and administrative expenses was the result of the change to a fiscal year and the resultant statement covering only a ten-month period, and primarily from the reduction of expenses due to arrangements and agreements with the Company's major creditors coupled with a significant reduction in legal, accounting and administrative costs which were incurred in arranging the settlement agreements.

     Depreciation and amortization expenses for the years ended October 31, 1999 and December 31, 1998 were negligible, being $234 and $147, respectively.

     Cost of Sales. Cost of sales for the years ending October 31, 1999 and December 31, 1998 were $0.00 for each year.

     Impact of Inflation. The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in its costs and labor expenses by increasing sales and improving operating efficiencies.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated no significant cash flow from general operations during the years ended October 31, 1999 and December 31, 1998 respectively. Cash flow generated from financing activities for the years ending October 31, 1999 and December 31, 1998 were $57,104 and $133,875, respectively.

The Company has funded its cash needs over the past two years through the issuance of its common stock for cash. The Company intends to cover its cash needs over the next twelve months through the sale of additional shares of its common stock pursuant to a registration statement or an appropriate exemption from registration. In order to support existing and proposed operations, bank, private and/or equity financing will be necessary. However, there is no guarantee that the Company will be able to raise additional funds from borrowing or the sale of its securities.

Debt Settlement

During 1999, the Company was able to settle $547,205.35 in debt for total cash payments of $100,000 and issuance of 175,000 shares of the common stock of the Company. (See "Description of Properties").

Capital expenditures

The Company made no significant capital expenditures on property or equipment over the periods covered by this report. The only planned capital expenditure is further website development. The Company has budgeted $150,000 for this development and the Company intends to contract for the completion of this work at such time as funds are available to do so.

Income Tax Expense (Benefit)

The Company has no income tax benefit(s) resulting from net operating losses to offset operating profit.

Going Concern

The Company has had no sales and has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters is to seek further equity funding to allow the Company to grow its fledgling Internet entertainment network, Magicinternetwork.com. However, in order to support ongoing operations for the next twelve-month period, additional financing must be obtained either through sale of equity, management contributions, or borrowing.

ITEM 3.     PROPERTY

The Company currently rents approximately 2,100 square feet of office space in Ft. Lauderdale, Florida, which houses its executive and administrative offices. The properties are rented on a month to month basis at $1000.00 per month. In December of 1999, the Company began verbal negotiations for the purpose of upgrading its current facilities from a 2100 sq. ft. corporate office to an 8,500 sq. ft. studio facility complete with a club facility with a Beer and Wine liquor license, located in the heart of Ft. Lauderdale, Florida. If the negotiations result in the Company obtaining the additional space, the Company is considering a plan to also build a recording studio and a videotape facility at the new location. The Company has made a verbal offer to purchase the building for $475,000.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's Common Stock as of March 1, 2000, with respect to: (i) each person known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock, (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of March 1, 2000, there were 5,704,415 post 1 for 40 reverse split shares of outstanding common stock.


Title of Class              Name and Address of Beneficial        Amount and Nature        Percent of Class
                                        Owner                       of Beneficial
                                                                      Ownership

Common Stock Par              Gordon Scott Venters                     825,000                   14.4%
Value $0.0001                 2100 S. Ocean Dr. #8CD
                              Ft. Lauderdale, Fl 33316

Common Stock Par              John M. Venters                          123,009                   2.1%
Value $0.0001                 2100 S. Ocean Dr. #8CD
                              Ft. Lauderdale, Fl 33316

Common Stock Par              Todd Nugent                              90,000                    1.5%
Value $0.0001                 1291 Claret St.
                              Ft. Meyers, Fl 33919

Common Stock Par              John J. Kearney                          100,000                   1.7%
Value $0.0001                 2611 E. 14th St.
                              Ft. Lauderdale, Fl 33304

Common Stock Par              Robert P. Pignone                        100,000                   1.7%
Value $0.0001                 1316 N.E. Fourth St.
                              Ft. Lauderdale, Fl 33301

Common Stock Par              Robert M. Ingria                         100,000                   1.7%
Value $0.0001                 310 174th St #2419
                              Sunny Isles Beach, Fl 33160

Common Stock Par              Elizabeth L. Rogers                      435,000                   7.6%
Value $0.0001                 119 N.W. 21st Court
                              Ft. Manors, Fl 33311

Common Stock Par              Directors and Officers as a Group       1,363,009                  23.8%
Value $0.0001                 (6 individuals)

Changes in Control. There are currently no arrangements in place that will result in a change in control of the Company.

ITEM 5.     DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors, executive officers, control persons, and significant employees of the Company, their respective ages, and positions with the Company are as follows:

      Name                Age        Positions

Gordon Scott Venters      38         Director, CEO, President, Secretary
John M. Venters           74         Treasurer
Todd Nugent               39         Director
John J. Kearney           62         Director
Robert P. Pignone         40         Director
Robert M. Ingria          46         Director

Gordon Scott Venters, 38, served as the Company's President, Chief Executive Officer and a Director from March 15, 1994 to May 19, 1995 and from December 9, 1996 to the present. His term of office as a director is to serve until the next regularly scheduled shareholder's meeting, or until his successor is elected and qualified. From May 19, 1996 until December 9, 1996 he served as President of Quantum Entertainment Company in Los Angeles, California. From 1990 to 1993, Mr. Venters served as the President and CEO of Flash Entertainment, Inc. an independent feature film company, the predecessor of the Company during which time he was the Executive Producer of the feature film "No More Dirty Deals" and for five music videos. Mr. Venters has also served as the President and a Director of Quantum Entertainment, Inc. Since March 22, 1996. From 1989 to 1990, Mr. Venters was the Executive Producer of two full-length feature length "Shakma" and "Shoot. Mr. Venters has also been a financial advisor and a registered stockbroker with F.D. Roberts Securities (1987-1989) and with Prudential-Bache Securities, Inc. Mr. Venters is the son of John MacKenzie Venters who serves as the Company's Treasurer.

John MacKenzie Venters, 74, has served as Treasurer for the Company since December 1996. Mr. Venters has been a licensed General Contractor, Architect and Instructor of Design since 1950 and has taught at the Art Institute of Fort Lauderdale since 1978. Mr. Gordon Scott Venters is the son of John MacKenzieVenters. Mr. Venters was elected to serve as Treasurer until such time as he resigns or a replacement is elected.

Robert Michael Ingria, 46, was elected a Director of the Company in December of 1999, to serve until his successor is duly elected and qualified. Since February 1995 he has worked as a producer with RMI Entertainment Company, a film production company located in Sunny Isles, Florida. From October 1997 to August 1998 he served as president of Ocean Drive Entertainment Company in Miami, Florida. From December 1997 to December 1998, he served as president of Millennium Telemedia, Inc. of Miami, Florida. He is a native of Miami, Florida who has graduated from the Fine Arts Program in Motion Pictures and Art from Florida State University with honors. For over 20 years, Mr. Ingria has been involved with the entertainment and motion picture industry and been a member of the Florida Motion Picture and Television Association. He has built, and operated Quadradial Recording Studios, Video Production Facilities and Motion Picture facilities in South Florida for fifteen years. He has written, produced and directed all forms of film and video projects including 3 motion pictures, over 30 music videos, infomercials for multi-million dollar grossing direct response programs, corporate videos and television commercials.

John J. Kearney, 62, was elected a Director of the Company in June 1999 to serve until his successor is duly elected and qualified. Mr. Kearney has been involved for many years in the Florida entertainment industry. From 1989 to1999, Mr. Kearney was the owner of the "Squeeze" nightclub in Ft. Lauderdale, Florida. From 1979 to 1984 he was the owner of Rosebuds, a nightclub in Ft. Lauderdale, Florida, and from 1977 to1983 he was the owner of the Candy Store nightclub on Ft. Lauderdale Beach.

Robert P. Pignone 40, has served as a Director of the Company since June 1999. He is elected to serve until his successor is duly elected and qualified. Mr. Pignone has been the owner of the "Poorhouse" a successful blues nightclub owner in downtown Ft. Lauderdale, Florida since 1995. From 1991 to 1995 he was the owner of Tavern 213 in Ft. Lauderdale, Florida.

Todd Waddell Nugent, 39, has served as a Director of the Company since 1996 and will serve until his successor is duly elected and qualified. He has served as the Company's Chief Executive Officer from July 17, 1996 to December 9, 1996 and a Director and the President of the Company's Entertainment Film Partners division since December 9, 1996. From June 1995 to March 1996, Mr. Nugent served as the Chief Executive Officer of Stradigi, Inc., a telecommunications group. Mr. Nugent was a co-founder of Multi-Channel Video Programming, Inc., a DBS system, where he served as its Chief Executive Officer from February 1994 to March 1995. From 1986 to February 1993, Mr. Nugent was a broker with Royal Alliance and Associates, Inc., a registered broker/dealer.

ITEM 6.     EXECUTIVE COMPENSATION

Compensation of Executives

The following table provides summary information for the years 1999, 1998 and 1997 concerning cash and non-cash compensation paid or accrued by the Company to or on behalf of the president and Chief Executive Officer. Except as indicated below, no officer or employee of the Company received a total salary and bonus exceeding $100,000 during the periods reflected.




                           Summary Compensation Table

Name           Period     Salary       Bonus
and                         ($)         ($)          Other Annual    Restricted       Stock      Options         All Other LTIP
Principal                                            Compensation     Awards          SARs       Payouts          Compensation
Position                                                  ($)           ($)

Gordon         1997       40,000       -0-                -0-         500,000         -0-        500,000                -0-
Scott                                                                  shares                     shares
Venters
               1998       40,000                                      200,000
                                                                      shares

               1999       40,000                                      125,000
                                                                      shares

Employment Agreements

Gordon Scott Venters. Effective October 1, 1997, the Company entered into a three year Employment Agreement with Gordon Scott Venters, the Company's President and CEO, whereby Mr. Venters receives a salary of $75,000 for the first year ("First Year Salary"), $100,000 for the second year, and $133,000 for the third year. Mr. Vetters was paid only $40,000 per year in each of the years 1997, 1998, and 1999. The balance of the salary due to Mr. Venters under the terms of his employment contract are accrued to date, but not paid. Mr. Venters is also entitled to receive two weeks paid vacation for the first year and four weeks paid vacation for the following two years. In the event of Mr. Venters' disability for a period of more than two weeks, Mr. Venters will receive 50% of his compensation for a period of up to three months.

John MacKenzie Venters Effective June 15, 1999 the Company entered into a one year employment agreement with John MacKenzie Venters. John MacKenzie Venters will be Treasurer of the Company and devote part time to the books, record keeping, issuance of checks and other financial controls of the Company. Mr. Venters will receive fifty thousand (50,000) shares of the Company's common shares pursuant to the said contract.

Robert Michael Ingria Effective June 15, 1999 the Company entered into a one year employment agreement with Robert Michael Ingria. Robert Michael Ingria will serve jointly with Gordon Scott Venters as president of Magicinternetwork.com and MagicStudios and will devote full time to the management and development of productions. Mr. Ingria will receive seventy five thousand (75,000) shares of the Company's common shares pursuant to the contract. In addition, Mr. Ingria will serve as a Director of the Company and will receive twenty five thousand (25,000) additional shares per year for his service as a Director.

John J. Kearney. Effective June 15, 1999 the Company entered into a one year employment agreement with John J. Kearney. Mr. Kearney will serve jointly with Robert P. Pignone as president of the Company's MagicMusic Label Division and devote full time to the management and development of the MagicMusic Label. Mr. Kearney will receive seventy five thousand (75,000) shares of the Company's common shares pursuant to the employment agreement. In addition, Mr. Kearney will serve as a Director of the Company and will receive twenty five thousand (25,000) additional shares annually for service as a Director of the Company.

Robert P. Pignone. Effective June 15, 1999 the Company entered into a one year employment agreement with Robert P. Pignone. Mr. Pignone will serve jointly with John J. Kearney as president of the Company's MagicMusic Label Division and devote full time to the management and development of the MagicMusic Label. Mr. Pignone will receive seventy five thousand (75,000) Shares of the Company's common shares pursuant to the agreement. In addition, Mr. Pignone will serve as a Director on the Board of Directors of the Company and receive twenty five thousand shares (25,000) of additional shares per year for such service.

Compensation of Directors

All members of the Company's Board of Directors will receive, on an annual basis, 25,000 shares of common stock of the Company as payment for their service on the Company's Board of Directors.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 28, 1999, and amended on June 15, 1999 the Company entered into an agreement with Quantum Entertainment, Inc. ("Quantum"), a Florida corporation, to acquire all of the outstanding shares of Quantum in exchange for certain rights and payment of $50,000 and 50,000 shares of the Company's common restricted stock. Quantum owns 100% of the exclusive worldwide distribution rights to the feature film project "Liberty City". Quantum owns 70% of the gross proceeds after print, advertising and distribution costs up to the first $5 million. It will receive 60% of the gross proceeds up to $7.5 million and then 50% till perpetuity. Gordon Scott Venters is the President and CEO as well as a majority shareholder of Quantum Entertainment, Inc.

ITEM 8.     DESCRIPTION OF SECURITIES

Common Stock. The Company is presently authorized to issue 50,000,000 shares of $0.0001 par value common stock. The Company presently has 5,704,415 shares issued and outstanding. Holders of shares of Common Stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of any outstanding shares of preferred stock, if applicable, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock.

The holders of Common Stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors.

Upon any liquidation, dissolution or winding-up of the Company, the assets of the Company, after the payment of the Company's debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive or conversion rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The holders of Common Stock are entitled to share equally in dividends if, as and when declared by the Board of Directors of the Company, out of funds legally available therefor, subject to the priorities accorded any class of preferred stock which may be issued. A consolidation or merger of the Company, or a sale, transfer or lease of all or substantially all of the assets of the Company, which does not involve distribution by the Company of cash or other property to the holders of Common Stock, will not be deemed to be a liquidation, dissolution or winding up of the Company.

Preferred Stock. There are no shares of preferred stock authorized, as of the date hereof.

Transfer Agent. The Company's Transfer and Warrant Agent is Continental Stock Transfer & Trust Company, Two Broadway, New York, New York 10004.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Price Range of Common Stock

The Company's Common Stock was traded on the OTC Bulletin Board under the symbol "MAGC" from 1961 until it was delisted on January 19, 2000. Upon this filing becoming effective with the Securities and Exchange Commission, the Company will attempt to become re-listed as a fully reporting (OTC:BB) public company. The following table sets forth the high and low bid quotations for the Company's common stock for the periods listed. These quotations reflect prices between dealers; they do not include retail markups, markdowns, and commissions and may not necessarily represent actual transactions.

Year      Quarter Ending                   High                          Low

1997        March 31                      $0.25                         $0.25
            June 30                       $0.50                         $0.25
            September 30                  $1.75                         $0.50
            December 31                   $0.50                         $0.25
1998        March 31                      $1.00                         $0.25
            June 30                       $0.00                         $0.00
            September 30                  $0.02                         $0.02
            December 31                   $0.02                         $0.02
1999        March 31                      $0.00                         $0.00
            June 30                       $0.87                         $0.43
            September 30                  $0.75                         $0.16
            December 31                   $0.53                         $0.07


 March 1, 2000, there were 471 shareholders of record of the common stock of the Company The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends. The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.     LEGAL PROCEEDINGS

On June 27, 1996, a judgment was entered against the Company in favor of Adolph Malinek Ges. M.B.H., an Austrian Corporation, in the 15th Circuit Court, Palm Beach, Florida, Case No. CL94-6263AJ in the amount of $247,205.35; A Satisfaction of Judgment, Case # CL94-6263AJ for the judgment amount of $247,205.35, was received by the company on December 7, 1999 and has been entered in the 15th Circuit Court in Palm Beach, Florida. (See "Recent Sales of Unregistered Securities").

The Company is currently not a party to any other legal proceedings, as a plaintiff or defendant.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by the Company within the last three years including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below. All shares are adjusted to reflect a 1 for 40 reverse split effected on February 17, 1999. On July 21, 1997, the company issued a total of 353,000 shares of its common stock at $0.20 to $0.25 per share to the following individuals for cash pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only 13 offerrees who were issued stock for cash; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

     Name                    Price                 Number of Shares

Dr. H. K. Terry              $0.20                      125,000
                             $0.25                       30,000

Mary Law                     $0.25                      15,000
George Price                 $0.25                      20,000
Jay Schenck                  $0.25                      50,000
Ron Perranonski              $0.25                      20,000
Elliot Butts                 $0.25                      10,000
Larry Wright                 $0.25                      10,000
Fred Roberts                 $0.25                      15,000
Russell Wright               $0.25                      30,000
Bill Kenthan                 $0.25                       4,000
Ted Mozino                   $0.25                      10,000
John Bardette                $0.25                       4,000
Jane Adams                   $0.25                      10,000

On August 4, 1997, the company issued a total of 438,860 shares of its common stock at $0.0001 per share to the following individuals for services rendered to the Company pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only nine offerrees who were issued stock for services rendered to the Company; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

   Name                 Number of Shares         Type of Service

David Charlip              50,000                    Legal
Brett Burnstein            26,360                Film Distribution
Chicky McDaniels           20,000                  Consulting
Robert Venters             50,000            Guarantee of Promissory Note
Richard Greene             25,000                     Legal
Scott Venters              175,000              Officer and Director
Elizabeth Rogers           25,000               Officer and Director
Todd Nugett                25,000               Officer and Director
John Venters               42,500               Officer and Director

On September 18, 1997, the Company issued 16,524 shares of common stock to Dr. H.K. Terry at $0.0001 as compensation for Dr. Terry's personal guarantee of a loan made to the Company. The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offerree who was issued stock for his personal guarantee of a loan made to the Company;
(3) the offeree did not resell the stock but has continued to hold it for over two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On November 11, 1997, the Company issued 2,000 shares of common stock to Scott Lawrence at $0.0001 per share as compensation for services involved in the repair of company equipment. The Company also issued 20,000 shares of common stock at $0.25 per share to George Price and 100,000 shares of common stock at $0.25 per share to Jay Schenck for cash. These shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only three offerrees who were issued stock for cash or services; (3) the offerees did not resell the stock but have continued to hold it for over two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On April 2, 1998, the Company issued 1,875 shares of common stock to Dr. H.K. Terry at $0.0001 per share as compensation for granting an extension on a promissory note; 7,500 shares of common stock at $0.0001 to Michael Hyde for legal services; and 100,000 shares of common stock at $0.0001 to Adolph Malinek Gesselshaft, an Austrian Corporation in settlement of a Judgment. The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only three offerrees who were issued stock for debt adjustment, guarantee of a loan made to the Company or services to the company; (3) the offerees did not resell the stock but have continued to hold it for over twenty two months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On May 4, 1998, the Company issued 25,000 shares of common stock at $0.0001 per share to Todd Nugent; 25,000 shares of common stock at $0.0001 per share to John
M. Venters;325,000 shares of common stock at $0.0001 per share to Elizabeth Rogers; and 525,000 shares of common stock at $0.0001 per share to Gordon Scott Venters for services rendered as officers and directors of the Company. The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only four offerrees who was issued stock for personal services to the Company as Officers and Directors; (3) the offerees did not resell the stock but have continued to hold it for over twenty one months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On May 7, 1998, the Company issued 5,000 shares of common stock at $0.0001 per share to Ted Kieta for granting an option for rights to a screenplay. These shares were issued pursuant to the exemption from registration provided by
Section 4(2) of the Securities  Act of 1933. The shares were issued  pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offerree who was issued stock for his personal guarantee of a loan made to the Company; (3) the offeree did not resell the stock but has continued to hold it for over twenty one months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

In April and May of 1998, the company issued a total of 85,500 shares of its common stock at $0.25 to $0.50 per share to the following individuals for cash pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only 12 offerrees who were issued stock for cash; (3) the offerees did not resell the stock but have continued to hold it for over twenty one months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

    Name                        Price                         Number of Shares

Christian Trefz                 $0.50                              10,000
Larry Wright                    $0.25                               8,000
Chris Hyde                      $0.25                              12,000
J. Lloyd Woods                  $0.25                               2,500
Ivy Kimmel                      $0.25                               2,500
B.L. & Brenda Stalnaker         $0.25                              20,000
Cora Ebert Camaeron             $0.25                               2,500
Nina Flinn                      $0.25                               2,500
Ilene Armour                    $0.25                               2,500
Winjo Enterprises               $0.25                               5,000
David Petit                     $0.25                               8,000
Paul Elgart                     $0.25                              10,000

On November 30, 1998, the Company issued 2,000 shares of common stock at $0.0001 per share to AIBC Investment Corp.; and 38,000 shares of common stock at $0.0001 per share to William Burdette for settlement of a contract dispute. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only two offerrees who was issued stock for settlement of a contract dispute with the Company; (3) the offerees did not resell the stock but have continued to hold it for over fifteen months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On December 23, 1998, the Company issued 11,000 shares of common stock at $0.0001 per share to Michael Peters for settlement of a contract dispute. These shares were issued pursuant to the exemption from registration provided by
Section 4(2) of the  Securities Act of 1933.The  shares were issued  pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offerree who was issued stock for his personal guarantee of a loan made to the Company; (3) the offeree did not resell the stock but has continued to hold it for over two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

In November and December of 1998, the company issued a total of 140,000 shares of its common stock at $0.50 per share to the following individuals for cash pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only eight offerrees who were issued stock for cash;
(3) the offerees did not resell the stock but continued to hold it for over fifteen months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and
(6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

     Name                                              Number of Shares

Douglas Newland                                            10,000
Jet Potato Seed                                            20,000
Paul Elgart                                                10,000
George Price                                               10,000
Chris Hyde                                                 10,000
Dean Buescher                                              40,000
Imogene H. Redmon                                          10,000
Clayton Verboon Unlimited                                  30,000

In January of 1999, the Company issued 50,000 shares of common stock at $0.50 per share to Orange Buick; 10,000 shares of common stock at $0.50 per share to Christian Trefz and 20,000 shares of common stock at $0.50 per share to Case Holding Corporation for cash pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors:
(1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only three offerees who were issued stock for cash; (3) the offerees stated an intention not resell the stock and have continued to hold it for over one year; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On April 5, 1999, the Company issued a total of 500,000 shares of its common stock pursuant to a Private Placement memorandum dated April 1, 1999 to the individuals listed below. The Company issued the shares pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the shares to investors who were given a Private Placement Memorandum and offered the opportunity to inspect the books and records of the Company. The Company relied on the following facts in determining that Rule 504 Regulation D was available:
(a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the production and distribution of entertainment products was neither a development stage Company with no specific business plan or purpose nor a Company whose plan was to merge with an unidentified Company; (c) the aggregate offering price did not exceed one million dollars ($1,000,000) and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

 Name                        Price                       Number of Shares

Martin Rothstein             $0.17                            100,000
Milton Barbarosh             $0.17                            100,000
Peter Troiano                $0.17                             50,000
Steven Krause                $0.17                             50,000
                             $0.03                            200,000


On June 24, 1999, the Company issued 40,000 shares of common stock at $0.0001 per share to Todd Nugent; 50,000 shares of common stock at $0.0001 per share to John M. Venters;85,000 shares of common stock at $0.0001 per share to Elizabeth Rogers; and 25,000 shares of common stock at $0.0001 per share to Gordon Scott Venters for services rendered as officers and directors of the Company. These shares were issued pursuant to the exemption from registration provided by
Section 4(2) of the  Securities Act of 1933.The  shares were issued  pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only four offerrees who was issued stock for services as Officers and Directors of the Company; (3) the offerees did not resell the stock but have continued to hold it since it was acquired, a period of over seven months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On August 13, 1999, the Company issued 100,000 shares of common stock at $0.0001 per share to John J. Kearney; and 100,000 shares of common stock at $0.0001 per share to Robert Pignone for services rendered as officers and directors and employees of the Company. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only two offerrees who were issued stock for services as Officers, Directors and Employees of the Company; (3) the offerees did not resell the stock but have continued to hold it since it was acquired, a period of over six months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On September 27, 1999, the Company issued 150,000 shares of common stock at $0.0001 per share to A-Z Professional Consultants for consulting services pursuant to a written consulting agreement. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors:
(1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offered who was issued stock for consulting services to the Company; (3) the offered did not resell the stock but has continued to hold it since it was acquired, a period of five months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offered and the Company.

On November 1, 1999, the Company issued 60,000 shares of common stock at $0.0001 per share to Richard Suber for consulting services pursuant to a written compensation plan. These shares were issued pursuant to Rule 701 under the Securities Act of 1933.

On November 19, 1999 the Company issued 75,000 shares of common stock at $0.0001 per share to Dr. H.K. Terry in exchange for cancellation of debt owed to Dr. Terry pursuant to a promissory note. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors:
(1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offered who was issued stock for his cancellation of debt owed to him by the Company; (3) the offered did not resell the stock but has continued to hold it since the date of acquisition; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offered and the Company.

Magicinc.com currently has entered into a Series A Subordinated Convertible Debenture up to $900,000.(US). The agreement was entered into October 20th, 1999 and approved by the Board of Directors of the Company. The agreement consists of three Debenture instruments each not exceeding the principal face amount of

$300,000.(US) with three Colorado Corporations, HLT. Holdings, L.L.C., M&B Trading, L.L.C. and BVH Holdings, L.L.C.. The Debenture agreement allows for the conversion of shares in the Company at 75% of the closing bid price for the three trading days prior to conversion. In addition, the Company issued 250,000 shares of security stock currently held in escrow with council representing the above mentioned companies. As of December 5, 1999, the Company, has currently accepted a $150,000 Series A Subordinated Convertible Debenture from HLT. Holdings, L.L.C. The accepted unconverted Debentures bear an interest rate of 5% per annum. The Debentures were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

Title 8 Section 145 of the Delaware Statutes provides for indemnification of a corporation's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

In accordance with the provisions referenced above, the Company shall indemnify to the fullest extent permitted by its bylaws, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities ( other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

 .
                     [THIS SECTION INTENTIONALLY LEFT BLANK]

PART F/S

The Company's financial statements for the fiscal year ended October 31, 1999 are attached hereto as F- 1 through F-__.























                          INDEX TO FINANCIAL STATEMENTS

                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                          INDEX TO FIANCIAL STATEMENTS

                                                                       PAGE

Independent Auditor's Report                                            F-2

Balance Sheet                                                           F-3

Income Statement                                                        F-4

Statement of Cash Flows                                                 F-5

Statement of Changes in Stockholders' Equity                            F-6

Statement of Cash Flows                                                 F-7

Statement of Operations                                                 F-8

Notes to Financial Statements                                           F-9

                                Cronin & Company
                          Certified Public Accountants
                             1574 Eagle Nest Circle
                          Winter Springs, Florida 32708


Board of Directors and Shareholders
Magicinc.com
Ft. Lauderdale, Florida

We have audited the accompanying balance sheet of Magicinc.com as of October 31, 1999 and December 31, 1998 and the related statements of income, cash flows and stockholders' equity for the ten months and year then ended. The financial statements are the responsibility of the directors. Our responsibility Is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards except as described in the following paragraph. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures In the financial statements. An audit also includes assessing the ;accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Magicinc.com as of October 31, 1999 and December 31, 1998 and the results of its operations, its cash flows and changes In stockholders' equity for the ten months and year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has Incurred operating losses of $ 5,360,000 through October 31, 1999. As a result of these continued losses, the Company has been unable to generate sufficient cash flow from its operating activities to support current operations. The Company's ability to generate sufficient future cash flows from its operating activities in order to sustain future operations cannot be determined at this time. The Company has primarily funded its operations through the sale of its common stock and proceeds of debt borrowings. There can be no assurance that the Company will be able to do so In the future, and if so, provide it with sufficient capital and on terms favorable to the Company. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not Include any adjustments that might arise from the outcome of these uncertainties.

December 3, 1999


/s/ Crinion & Company

Crinion & Company
Certified Public Accountants


                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                                  Balance Sheet
                     October 31, 1999 and December 31, 1998



                                     ASSETS

                                                                Oct. 31, 1999        Dec. 31, 1998

Current Assets:
   Cash & Cash Equivalents                                     $      20,515       $        2,061
   Receivables-Subscriptions on Convertible  Debentures              150,000                    0
                                                               -------------        --------------
      Total Current Assets                                           170,515                2,061

Property & Equipment-Net                                                 351                  586

Total Assets                                                   $     170,866       $        2,647
                                                               =============        ==============

                       LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts Payable-Trade                                       $      24,370       $       14,500
  Accrued Officer's Salary Under  Employment Agreement               186,111              100,000
  Fully Paid But Unissued Common Stock                                     0               40,000
  Liability to Issue Common Stock                                      5,250                     0
                                                                ------------        --------------
       Total Current Liabilities                                     215,731              154,500
Long Term Debt-Other                                                 250,804              372,837
                           Related Parties                            21,908               34,000
Total Liabilities                                                    488,443              561,337
Stockholders' Equity:
   Common Stock 3,944,024 Shares Issued                            (317,577)            4,926,349
   Deficit Accumulated During Development Stage Quasi                      0           (5,485,349)
                                                             ---------------         -------------
 Reorganization October 31, 1999
   Total Stockholders' Equity (Deficit)                            (317,577)             (558,690)
Total Liabilities & Stockholders' Equity                      $      170,866       $        2,647
                                                              ==============         ============


                                 MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                                Income Statement
                     October 31, 1999 and December 31, 1998



                                                       Ten Months          Fiscal Year
                                                         Ended                Ended
                                                      Oct 31, 1999        Dec. 31, 1998
Net Sales                                             $     46,240          $    7,220
Costs Applicable to Sales & Revenue                              0                   0
                                                      -------------        ------------
Gross Profit                                                46,240               7,220
Selling, General & Administrative Expenses                 161,639             238,237
Interest                                                         0              11,503
                                                      -------------        ------------

Net Income (Loss) Before Taxes & Extraordinary       $    (115,399)           (242,520)
Item

Extraordinary Item-Gain Realized Upon Debt                 259,500             197,205
                                                      ------------        ------------
Restructuring

Net Income (Loss) Before Taxes                             144,101             (45,315)
Income Tax Expense (Benefit)                                     0                   0
                                                      ------------        ------------

Net Income (Loss) Per Share                       $           0.05           $   (0.02)
                                                      ============          ==========
Weighted Average Shares Outstanding                      3,096,906           2,080,917
                                                      ============           =========


                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                             Statement of Cash Flows
                     October 31, 1999 and December 31, 1998



                                                                 Ten Months             Fiscal Year
                                                                   Ended                   Ended
                                                               Oct 31, 1999            Dec. 31, 1998
Operating Activities:

Net Loss                                                       $   144,101            $    (45,315)
Non-Cash Expenses Included in Net Income:
   Depreciation & Amortization                                         234                     147
   Extraordinary Item                                            ( 259,300)               (197,205)
Adjustments to Reconcile Net Loss to Cash
Provide (Consumed) by Operating Activities :
   Increase in Accounts Payable & Accruals                          95,981                 109,402
                                                             --------------          --------------
Cash Consumed by Operating Activities                             ( 19,184)               (132,971)

Financing Activities:

  Proceeds From the Issuance of Common Stock                        57,104                 133,875
  (Payment) of Long Term Debt                                       (7,270)                      0
  Proceeds of Long Term Debt                                             0                       0
  (Payment) of Long Term Debt-Related Parties                      (12,196)                      0
  Proceeds of Long Term Debt-Related Parties                             0                       0
                                                             --------------          --------------
  Cash Generated by Financing Activities                            37,638                 133,875

Net Decrease in Cash                                                18,545                     904
Cash & Cash Equivalent-Beginning                                     2,061                   1,157
                                                             --------------          --------------
Cash & Cash Equivalent-Ending                                       20,515     $             2,061
                                                             ==============          ==============


                                  MAGICINC. COM
                     ( Formerly known as MAGIC FINGER, INC )
                   Statement of Change in Stockholders' Equity
                     October 31, 1999 and December 31, 1999

----------------------------------------------------------------------------------------------------


                                                       Common Stock
                                                                    Paid-In           Accumulated
                                                  Shares            Capital             Deficit

   Balance January, 1998                         1,463,158      $    4,832,381       $(5,439,724)

Shares Issued in Exchange for Cash                 225,500              93,875
Shares Issued as Part of Debt                      100,000
Settlement Agreements
Shares Issued for Services                         465,366
Shares Issued Through Employment                   500,000
Agreement
Net Loss December 31, 1998                                                               (45,315)
                                              -------------      ----------------    ------------

   Balance December 31, 1998                     2,754,024     $     4,926,256       $(5,485,039)

Stock Issued for Services                          610,000                   0
Shares Issued in Exchange for Cash                 580,000              97,104
Reclassification of Paid in Capital Due                             (5,3403937)        5,340,937
to Quasi Reorganization
Net Income October 31, 1999                                                              144,102
                                              -------------   -------------------    ------------
  Balance October 31, 1999                       3,944,024     $      (317,577)  $             0
                                              =============   ===================    ============


                                           MAGICINC.COM
                              (formerly known as MAGIC FINGERS, INC.)
                                     Statement of Cash Flows
                              October 31, 1999 and December 31, 1998



                                                Oct 31,1999    Dec 31,1999     Oct 31,1998
                                                 10 Months      12 Months        10 Months
Deficit During Development Stage                144,101        (45,315)          (3,587)
Depreciation Expense                                234            147              147
Stock Issued for Product & Services
Extraordinary Item                             (259,500)      (197,205)         (197,205)
A/P & accrued Expenses                           95,981        109,402           109,402
                                              ----------     ----------        ----------
  Cash Consumed by Operating Activities         (19,184)      (132,971)          (91,243)

Issuance of Common Stock                         57,104        133,875            82,875
Payment of Long Term Debt                        (7,270)
Proceeds of Long Term Borrowings
Repayment Made on Advances                      (12,196)
Advances From Related Parties
  Cash Provided by Financing Activities          37,638        133,875            82,875

Advances to Related Parties
Repayment Received

  Cash Consumed by Investing Activities               0              0                 0


Change in Cash                                   18,454            904            (8,368)
Beginning Cash                                    2,061          1,157             1,157
                                              -----------    ---------         ---------
Ending Cash                                      20,515          2,061             7,211
                                              ===========    =========         ==========


                                                                MAGICINC.COM
                                                    (formerly known as MAGIC FINGERS, INC.)
                                                          Statement of Operations
                                                    October 31, 1999 and December 31, 1998


                                                       Oct. 31, 1999            Dec. 31, 1998                    Oct 31, 1998
                                                          10 Months               12 Months                        10 Months

Net Sales                                            $        46,240        $         7,220                  $         7,220
Costs Applicable to Sales & Revenue                                0                      0                                0

Gross Profit                                                  46,240                  7,220                            7,220
                                                              100.0%                 100.0%                            100.0%

Selling, General & Administrative Expenses                   161,639                238,237                          196,509
Interest                                                           0                 11,503                           11,503
                                                              ------                 ------                           ------

(Loss) Before Other Income, Income Taxes &                 (115,399)              (242,520)                         (200,792)
Extraordinary Item

Extraordinary Item-Gain Realized Upon Debt                   259,500                197,205                          197,205
                                                             -------                -------                          -------
Restructuring

(Loss) Before Income Taxes & Extraordinary Item              144,101               (45,315)                           (3,587)

Income Taxes                                                       0                      0                                0
                                                        ------------          -------------                     ------------

Net Income (Loss)                                    $       144,101       $       (45,315)     (5,439,724)     $     (3,587)
                                                     ===============       ================                     ============
Basic Net Income (Loss) Per Share                   $         0.0465               (0.0218)                          (0.0018)

Weighted Average Common Shares Outstanding                 3,096,906             2,080,917                         1,993,034

SFAS 123 compensation adjustment
Proforma Loss
Proforma Loss Per Share
Proforma Loss
Proforma Loss Per Share

Deferred tax asset:
Federal                                                     (51,444)                16,177       1,941,981         1,958,159
State                                                        (7,205)                2,2566         271,986           274,252

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             Fiscal Years Ended December 31,1998 and October 31,1999



Change In Accounting Year

Beginning January 1, 1999, the Company changed it accounting reporting period from a calendar year ending December 31 to a fiscal year ending October 31. The financial statements, accordingly, present the results of operations, changes in stockholders' equity and cash flows for the ten month transition period ended October 31, 1099 and the twelve months ended December 31, 1998.

Quasi-Reorganization

As of October 31, 1999 the Company concluded its period of reorganization by reaching a settlement agreement with all its significant creditors. The Company has elected to state its October 31, 1999 balance sheet as a "quasi-organization". These rules require the revaluation of all assets and liabilities to their current values through a current charge to earnings and the elimination of any deficit in retained earnings by charging paid-in-capital. The Company will report future earnings as retained earnings from November 1, 1999 forward.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash & Cash Equivalents

For financial statement presentation purposes, the Company considers those short-term, highly liquid investments with original maturities of three months or less to be cash or cash equivalents.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, generally 5 years. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred, Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

Revenue Recognition

Sales are recognized when a product is delivered or shipped to the customer and all material conditions relating to the sale have been substantially performed. Film production costs are capitalized as film cost inventory and are amortized using the individual film forecast computation method over the licensing period.

Stock Based Compensation

Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The Company has elected to continue to account for stock based compensation to employees under APB 25 but has made the required SFAS 123 pro forma disclosures in accordance with SFAS 123.

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             Fiscal Years Ended December 31,1998 and October 31, 1999


Summary of Accounting Principles (Cont'd)

Fair Value of Financial Instrument!@

Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial instruments," requires disclosure of fair value information about financial Instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 1999. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, marketable securities, trade receivables, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair value of the Company's notes payable is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates the fair value of the notes payable,

Earnings Per Common Share

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128'). SFAS 128 replaces the previous "primary" and "fully diluted" earnings per share with "basic" and "diluted" earnings per share. Unlike "primary" earnings per share that included the dilutive effects of options, warrants and convertible securities, "basic" earnings per share reflects the actual weighted average of shares issued and outstanding during the period. "Diluted" earnings per share are computed similarly to "fully diluted" earnings per share. In a loss year, the calculation for "basic" and "diluted" earnings per share is considered to be the same as the impact of potential common shares is antidilutive.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") which requires recognition of estimated income taxes payable or refundable on income tax returns for the current year and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income tax is based an enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized.

Impairment of Long Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 121, "accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long lived assets used in operations and goodwill when indications of impairment are present and the un-discounted cash flows estimated to be generated by those assets are less than the carrying amount of the asset.

Recent Accounting Pronouncements

Effective  for  periods   beginning  after  December  15,  1997,  the  Financial
Accounting Standards Board Issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information." ("SFAS 131"), SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating statements in interim financial statements issued to the public. The Company has not determined the impact the adoption of this new accounting standard will have on its future financial statements and disclosures.

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             Fiscal Years Ended December 31,1998 and October 31, 1999


1. The Company:

Magicinc.com (the Company) is a Delaware corporation formed in 1961 under the name Magic Fingers, Inc. The Company changed its name in 1999. Through the periods ended October 31, 1999 and December 31. 1998, the Company has devoted substantially all its efforts to reorganizing its financial affairs and settling its debt obligations. It has not engaged in any substantial operations.

2. Notes Payable & Long Term Debt:

In January, 1998 the Company settled the first of three troubled debt obligations. Significant concessions were granted by the creditors that resulted in the recognition of Extraordinary Gain on the settlement of these debts. The Company's common stock has been valued at fair market value, if recent trading data existed, where it was included as part of the settlement. A summary of these obligations and their respective settlements is as follows:


                                     Carrying Value      Total         Extraordinary          Extraordinary
  Note or        Settlement        on Restructuring   Amount of     Gain Recognized           Gain Recognized
 Obligation         Date                 Date         Settlement   Year ended 12/31/98      Year ended 10/31/99
    A          January 5, 1998       $ 247,205        $ * 50,000        $ 197,205         $            0
    B          August 23, 1999         220,000          **10,500                0                209,500
    C          November 10, 1999       100,000            60,000                0                 50,000

                  Totals             $ 567,2O5       $   110,500         $197,205         $      259,500


Includes 100,000 shares of common stock
Includes 75,000 shares of common stock

3. Income Taxes:

The Corporation has approximately $ 5,300,000 in net operating loss carryovers available to reduce future income taxes. These carryovers may be utilized through the year 2014. The Company has adopted SFAS 109 which provides for the recognition of a deferred tax asset based upon the value the loss carryforwards will have to reduce future income taxes and management's estimate of the probability of the realization of these tax benefits. A summary of the deferred tax asset presented on the accompanying balance sheet is as follows:

                                                                Oct. 31, 1999    Dec. 31, 1998
                                                                -------------    -------------
  Federal Deferred Tax Asset Relating to Net Operating Losses   $ 1,906,715      $ 1.958,160
  State Deferred Tax Asset Relating to Net operating Loss"          267,047          274,252
  Less Valuatlon Allowance                                       (2,173,762)      (2,232,411)
                                                                 -----------     ------------
  Total Deferred Tax Assets                                              0                0
                                                                 ===========     ============

4. Commitments:
   Facilities

The Company rents its office location on a month-to-month basis from John Venters, the Company's treasurer. Rent expense for the year ended October 31, 1999 was $ 6,000.

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             Fiscal Years Ended December 31,1998 and October 31, 1999


(Notes to Financial Statements Cont'd)

Employment Agreements

The Company is also obligated under several employment agreements, to provide minimum cash compensation to the contracted employees. In addition to the cash compensation, the employees are also entitled to receive approximately 800,000 shares of common stock through stock grants and options to acquire the Company's common stock at $ 0.0001 per share. the following table summarizes these arrangements:


                                            Commencement                Initial                         Clause         Change in
Name                Position                    Date          Term      Annual          Stock           Salary          Control
                                                                         Cash          Options       Continuation      Arrangement
                                                                      Compensation     Granted          Period
-----------------------------------------------------------------------------------------------------------------------------------
G. Scott Venters President/Chief Executive  Oct. 1, 1997    3 Years    $ 75,000       750,000            None                No
                    Officer

John Venters       Treasurer                June 1, 1999    1 Year            0        50,000            None                No


Mr. Scott Venters' agreement allows for increases in year two to $ 100,000 and year three to $ 133,000. The earned portion of Mr. Venters' compensation is carried as a current payable and reflects any payments made through December 31, 1998 and October 31. 1999. The amount owing on those dates was $100,000 and $186,111 respectively.

Consulting Agreements

The Company is obligated, under two business consulting agreements, to pay an aggregate of 400,000 shares of common stork and $ 99,000 in cash. 100,000 shares of the stock have been issued. The balance of 300,000 shares are to be issued monthly over the following 10 months beginning November 19, 1999. In November, 1999 the Company paid $ 16,500 under one of these agreements. The balance of $82,500 is to be paid in monthly installments of $ 11,000 with the final installment of $ 5,500 due 240 days after October 20, 1999. This fee is to be paid and deducted from the proceeds of any Debenture remitted to the Company.

5. Stockholders' Equity:
Stock Issued for Services:
During 1999 and 1998, the Company issued an aggregate of 1,575,366 common shares, or about 40% of outstanding common stock at October 31, 1999, for professional services, consulting and employment. There was no valuation reflected due to the fact that only a limited trading market exists.

Stock Issued in Payment of Long Term Debt:

During 1998-1999 the Company also issued or promised to issue 175,000 shares of its common stock as part of the settlement agreements in satisfaction of $467,000 of its long term debt. This transaction has been recorded at the value of the stock at the date of agreement where a fair market value could be determined.

Stock Based Compensation:
Stock based compensation is accounted for by using the intrinsic, value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation, ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The company has elected to continue to account for stock based compensation to employees under APB 25. APB 25 recognizes compensation expense for options granted to employees only when the market price of the stock exceeds the grant exercise price at the date of the grant. The amount reflected as compensation expense is measured as the difference between the exercise price and the market value at the date of the grant.

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             Fiscal Years Ended December 31,1998 and October 31, 1999


(Notes to Financial Statements Cont'd)

SFAS 123 requires pro forma disclosures regarding net income and earnings per share as if the compensation expense had been determined in accordance with the fair value based method described in SFAS 123. The Company estimates the fair value of each stock option at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants issued in 1998 and 1999

               Dividend Yield                None
               Expected Life                2 Years
               Expected Volatility            68%
               Risk Free Interest Rate         6%


A Summary of employee and non employee options and warrants granted and exercised for each of the fiscal years ended December 31, 1998 and October 31, 1999 is presented below:

                                                 1998                     1999
                                               Weighted                 Weighted
                                                Average                 Average
                                   Shares   Exercise Price   Shares     Exercise
                                                                          Price
  Balance at Beginning of Year      626.000    $ 0.0001       125,000   $ 0.0001
  Grants Made During Year:
  Employment Agreements                   0            -           0           -
  Other                                   0            -           0           -
  Less Options Exercised
     During Year                    500.000       0.0001           0           -
  Less Options That Expired
     During Year                          0            -           0           -
                                    --------   ---------       --------   ------
  Amount of Options Outstanding
     at End of Fiscal Year          125,000    $  0.0001       125,000   $0.0001
                                    ========   =========       ========   ======

  Options Exercisable at Year End    None      $   N/A         125,000    0.0001
  Weighted Average Fair Value of
     Options Granted During Year               $   N/A                       N/A

Summary information for Options outstanding at October 31, 1999 is as follows:


                                           Options Outstanding                           Options Exercisable
                                            Weighted Average
Range of             Number Outstanding         Remaining        Weighted Average  Amount Exercisable     Weighted Average
Exercise Prices         at Oct 31, 1999     Contractual Life       Exercise Price     at Oct 31,1999        Exercise Price

$0.0001                    125,000            11 Months               $ 0.0001            125,000               $ 0.0001


6. Related Party Transactions.

The Company is obligated to pay Mr. Venters, the Company's President and Chief Executive Officer, under an employment agreement. The agreement is for a term of three years beginning October 1, 1997, and consists of a base salary of $75,000; $100,000 and $ 133,000 for years one, two and three respectively. The earned portion of Mr. Venters' compensation is carried as a current payable to related parties and reflects any payments made through December 31, 1998 and October 31, 1999. The amount owing on those dates was $100,000 and $180,111 respectively. In addition to cash compensation, the Company also granted Mr. Venters the option to purchase 750,000 shares of the Company's common stock at $0.0001 per share. Mr. Venters also has option to acquire an additional 500,000 shares at $ 0.0001 per share upon the successful procurement of financing for the motion picture "Liberty City". a summary is as follows:

                                 MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             Fiscal Years Ended December 31,1998 and October 31, 1999


(Notes to Financial statements Cont'd)


                                                                 Number of Securities Underlying         Value of In-The-Money
                                                                   Unexercised Options and SAR's            Options and SAR's
                                                                       at October 31, 1999                at October 31, 1999

                       Shares Acquired
Name and Position       on Exercise        Value Realized         Exercisable         Unexercisable    Exercisable     Unexercisable
G. Scott Venters
President CEO              None                 None                125,000              None            $ 8,750            None




The Company rents its office location on a month-to-month basis from John Venters, the Company's treasurer. Rent expense for the year ended October 31, 1999 was $ 6,000.

7. Supplemental Cash Flow Information:

Selected non cash investing and financing activities are summarized as follows:
                                                 1999                1998

Cash Paid for Interest                       $     0              $  11,563

Non Cash Equity Transactions:
  Future issuance of Common Stock to
     Retire Debt                             $  5,250             $       0


8. Subsequent Events:

In November, 1999 the Company received $ 130,500 (net of expenses of $19,500) from its offering of 5% Senior Subordinated Convertible Redeemable Debentures. These Debentures entitle the holder to convert incremental face amounts of $10,000 into the Company's common stock at a 75% of the average closing bid price of the three trading days prior to the election to convert. Accrued interest may also be paid in the same fashion. At any time after 90 days, the Company has the option to redeem the principal in whole or in increments of $ 10,000 for 125% of the face amount. On November 10, 1999 $15,000 in face value was converted by the Company into 128,000 shares of common stock under the prescribed formula.

During November 1999, the Company paid $ 100,000 in full satisfaction of its obligations under two settlement agreements.

9. Transition Period Due to Change in Fiscal Year:

During 1999,  the Company  changed its fiscal period from December 31 to October
31. Accordingly, the audited financial statements reflect operating results and cash flows for a twelve month period and a ten month period ended December 31, 1998 and October 31, 1999, respectively. The following table presents the comparative results of operations for the period ended October 31, 1998:

         Revenues                                           $    7,220
         Income Taxes                                                0
         Net Loss Before Extraordinary item                    (200,792)
         Extraordinary Item Gain From Debt Restructuring        197,205
         Net Loss                                           $   (3,587)
         Net Loss Per Share                                        Nil
         Weighted Average Shares                             1,993,034

PART III

ITEM 1.           EXHIBITS



(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 30 of this Form 10-SB/A under "Item 2. Description of Exhibits."










                      [THIS SPACE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 8th day of March, 2000.

                             Magicinc.com.

                             /s/  Gordon Scott Venters
                             ---------------------------------------------
                             Gordon Scott Venters, Chief Executive Officer

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

        Signatures                      Title                         Date

/s/                                    Director                   March 9, 2000
---------------------------


/s/                                    Director                   March 9, 2000
---------------------------


/s/                                    Director                   March 9, 2000
---------------------------


/s/                                    Director                   March 9, 2000
---------------------------


/s/                                    Director                   March 9, 2000
---------------------------

ITEM 2.  DESCRIPTION OF EXHIBITS

                                INDEX TO EXHIBITS

Exhibit

No.      Page No.   Description

2(i)       00       Articles of Incorporation of Magic Fingers, Inc. dated July
                    26, 1961

2(ii)      00       Articles  of  Merger  for Magic  Fingers Inc. Wherein  Magic
                    Fingers, Inc., a New Jersey Corporation,  incorporated  on
                    December 24, 1959 is merged into MagicFingers, Inc.,  Dated
                    September 27, 1961.

2(iii)     00       Certificate of Reduction of Capital of Magic Fingers, Inc.,
                    filed May 1, 1963.

2(iv)      00       Articles of Amendment of Magic Fingers, Inc., filed January
                    13, 1978.

2(v)       00       Certificate of Correction to Articles of Amendment of Magic
                    Fingers, Inc., filed April 7, 1978.

2(vi)      00       Certificate  of  Renewal  and Revival  of Charter  of Magic
                    Fingers, Inc., filed September 16, 1981.

2(vii)     00       Certificate  of  Renewal  and  Revival of  Charter of Magic
                    Fingers, Inc., filed January 7, 1985.

2(viii)    00       Certificate of Restoration  and  Revival  of Certificate of
                    Incorporation of Magic Fingers, Inc.,filed February 5, 1992.

2(ix)      00       Certificate of Amendment of Certificate of Incorporation of
                    Magic Fingers, Inc., filed February 27, 1992

2(x)       00       Certificate for Renewal  and  Revival  of  Charter of Magic
                    Fingers, Inc., filed April 29, 1997

2(xi)      00       Certificate for Renewal  and revival  of  Charter  of Magic
                    Fingers, Inc., filed April 23, 1999.

2(xii)     00       Certificate of Amendment of Certificate of Incorporation of
                    Magic  Fingers, Inc., changing name to  Magicinc.com, filed
                    April 23, 1999.

2(xiii)    00       By-Laws of Magic Fingers, Inc. (Magicinc.com) dated February
                    25, 1992.

3          00       5% Series A Senior  Convertible  Redeemable  Debentures Due
                    October 20, 2001

6(i)       00       Motion Picture  Agreement  between Magic Fingers, Inc.  and
                    Castle Hill Productions, Inc., dated March, 1998 re: Motion
                    Picture entitled "Shakma."

6(ii)      00       Agreement  between  Magic  Fingers,  Inc. and  Castle  Hill
                    Productions, Inc., dated February 12, 1999 licensing all exclusive rights to Three Motion Pictures (Shakma, Shoot, and No More Dirty Deals).

6(iii)     00       Consulting  Agreement  dated  October  20,  1999  between
                    Magicinc.com and Commonwealth Partners NY, L.L.C.

6(iv)      00       Employment Contract for Gordon Scott Venters.

15         00       Financial Data Schedule "CE"